Exhibit 99.1

Tencent Music Entertainment Group Announces Pricing of US$1,000 Million Notes Offering

SHENZHEN, CHINA, September 4, 2026 /PRNewswire / — Tencent Music Entertainment Group (“TME,” or the “Company”) (NYSE: TME and HKEX: 1698), the leading all-in-one music and audio entertainment platform in China, today announced its public offering of US$1,000 million aggregate principal amount of its senior unsecured notes. The public offering consists of US$500 million of 5.050% notes due 2031 and US$500 million of 5.650% notes due 2036. The notes have been registered under the U.S. Securities Act of 1933, as amended, and are expected to be listed on The Stock Exchange of Hong Kong Limited.

The Company expects to receive net proceeds from the offering of approximately US$991.9 million, after deducting underwriting discounts and commissions and estimated offering expenses. The Company intends to use the net proceeds from the offering for general corporate purposes, including refinancing of offshore indebtedness and share repurchases.

The joint bookrunners of the offering are J.P. Morgan Securities LLC, Goldman Sachs (Asia) L.L.C. and The Hongkong and Shanghai Banking Corporation Limited. The joint lead managers of the offering are UBS AG Hong Kong Branch, Bank of China Limited and MUFG Securities Asia Limited.

The Company has an automatic shelf registration statement on Form F-3 (including a base prospectus) on file with the U.S. Securities and Exchange Commission (the “SEC”) and has filed a related preliminary prospectus supplement with the SEC for the offering of the notes. When available, the final prospectus supplement for the offering of the notes will be filed with the SEC. The offering is being made only by means of the prospectus supplement and accompanying base prospectus. Before you invest, you should read the prospectus supplement and accompanying base prospectus and other documents that the Company has filed with the SEC for more complete information about the Company and the offering. You may obtain these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send an investor the prospectus if the investor requests it by calling J.P. Morgan Securities LLC located at 270 Park Ave, New York, NY 10017, USA at +1-212-834-4533, Goldman Sachs & Co. LLC, an affiliate of Goldman Sachs (Asia) L.L.C., located at 200 West Street, New York, NY 10282, USA at +1-866-471-2526 or The Hongkong and Shanghai Banking Corporation Limited, located at L17, HSBC Main Building, 1 Queen’s Road Central, Hong Kong at +1-866-811-8049.

This announcement is not an offer of the securities for sale in the United States and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The securities referred to herein have not been and will not be registered under the applicable securities laws of any jurisdiction outside of the United States.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME and HKEX: 1698) is the leading all-in-one music and audio entertainment platform in China, operating the country’s highly popular and innovative music and audio apps: QQ Music, Kugou Music, Kuwo Music, WeSing and Ximalaya. TME’s mission is to create endless possibilities with music and technology. Powered by its content-and-platform dual-engine strategy, TME’s expansive offerings extend the value of IP beyond online streaming into offline concerts, artist merchandise, and other IP-centric experiences. TME continuously innovates to deliver a seamless experience where users can discover, listen, sing, watch, perform, and connect across diverse scenarios, while unlocking the enduring value of music and audio IP. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 885034